Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-272939

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED JUNE 30, 2023)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated June 30, 2023 (“Prospectus”) of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-272939), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on July 17, 2023 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 17, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 17, 2023, C3is Inc. (the “Company”) announced that it had acquired one Aframax oil tanker, built at Samsung shipyard, South Korea in 2010, with a cargo carrying capacity of approximately 115,800 dwt, from Imperial Petroleum Inc. for a purchase price of $43 million. Payment of 10% of the purchase price has been effected, with the remaining balance due no later than one year after delivery of the vessel, which took place on July 14, 2023. The vessel is currently trading in the spot market.

The Company expects to finance the remaining acquisition consideration with cash on hand, cashflow from operations and possibly the incurrence of senior secured bank debt within the twelve-month period following the vessel’s delivery to the Company, as agreed with the seller.

***

The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for crude oil and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for tankers in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our tanker and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our tanker profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	currency exchange rates;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of vessel casualties;

•	technological advances in tanker design and capacity;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing for new vessels and shipping activity;

•	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	price of steel and vessel equipment;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our tanker will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our crude oil transportation services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business and results of operations.

****

As of July 14, 2023, there were issued and outstanding 6,537,932 Common Shares, as well as pre-funded warrants to purchase up to 1,410,000 Common Shares at an exercise price of $0.01 per share, Class A Warrants to purchase up to 4,765,000 Common Shares at an exercise price of $1.05 per share, and 600,000 Series A Convertible Preferred Shares, liquidation preference $25.00 per share, with a conversion price of $1.05.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements of the Company that involve substantial risks and uncertainties. Any statements in this Form 6-K about the Company’s future expectations, plans and prospects constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements about the Company’s strategy, operations and future expectations and plans and prospects for the Company, and any other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “goal,” “may”, “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions. In this Form 6-K, the Company’s forward looking statements include statements about its ability to fund the remaining purchase price for the acquired oil tanker and profitably operate in the crude oil tanker sector. Such forward-looking statements involve substantial risks and uncertainties that could cause the Company’s financial and operating results, performance or achievements to differ significantly from those expressed or implied by the forward looking statements, including the factors discussed in the “Risk Factors” section contained in the Company’s prospectus filed with the Securities and Exchange Commission on June 12, 2023 and its reports on Form 6-K and annual reports that the Company files with the Securities and Exchange Commission, including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Any forward-looking statements represent the Company’s views only as of the date of this Form 6-K. The Company anticipates that subsequent events and developments may cause its views to change. While the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2023

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer